SUB-ITEM Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Effective May 31, 2011 with respect to Natixis U.S. Multi-
Cap Equity Fund

It was voted that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities including common stocks and preferred stocks as presented at the March 10, 2011 meeting of the Board of Trustees of Natixis Funds Trust I be approved.
		Exhibit 77Q1(b)